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                                                                    EXHIBIT 4(c)

                             LETTER TO SHAREHOLDERS
                               December ___, 2001


[shareholder name]
[shareholder address -1]
[shareholder address -2]

Dear Shareholder:

Uroplasty, Inc. has commenced a Rights Offering to its shareholders. Under the terms of the Rights Offering, each shareholder of record as of December ___, 2001 is being given the right to purchase two shares of Uroplasty Common Stock and one common stock purchase warrant for each share owned as of the Record Date. The total subscription price in order to exercise each right is $2.00. The warrant permits the purchase of one additional share of Common Stock by the holder for a two year period for $2.00 per share. In addition, shareholders who exercise all of their rights will receive an Oversubscription Privilege, which allows them to purchase additional shares of Common Stock, subject to availability.

The proceeds of the Rights Offering are being used primarily to continue funding the clinical research studies for our Investigational Device Exemption required by the FDA, which is needed in order to make Macroplastique available for sale in the United States, and secondarily for other general corporate purpose.

Enclosed is a Prospectus dated December ___, 2001, together with a Rights Subscription Certificate, which expires January 31, 2002. The Rights Subscription Certificate must be completed and returned by the end of the Basic Offering Period on January 30, 2002 in order for it to be valid. Following this period, rights not previously exercised will be made available for exercise on a pro rata basis by those shareholders who exercised all of their rights pursuant to the Basic Subscription Privilege. Subscription Certificates for those purchases will be distributed after January 30, 2002 to shareholders who exercised all of their rights in the Basic offering.

To subscribe to the Offering, please read the Prospectus and the enclosed instructions and then complete and return the Rights Subscription Certificate with payment to Uroplasty, Inc., 2718 Summer Street NE, Minneapolis, Minnesota 55413-2820. Please contact us if you have any questions concerning this offering.

Very truly yours,



Daniel G. Holman
President/CEO